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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-046836~~

8-46836

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAFG RIA Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Gaither Drive, Suite 5
(No. and Street)

Mount Laurel (City) NJ (State) 08054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher S. Hughes (856) 793-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller
(Name – *if individual, state last, first, middle name*)

100 Witmer Road, Suite 350 (Address) Horsham (City) PA (State) 19044-2369 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Theodore A. Beringer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAFG RIA Services, Inc., as of December 31st, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
BARRY J LEVIN
Notary Public
LOWER MERION TWP. MONTGOMERY COUNTY
My Commission Expires Aug 24, 2018

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAFG RIA SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Stockholder of
MAFG RIA Services, Inc. (A Wholly-Owned
Subsidiary of MAFG Consolidated Inc.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MAFG RIA Services, Inc. (A wholly-owned subsidiary of MAFG Consolidated Inc.) as of December 31, 2017, the related statements of loss, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of MAFG RIA Services, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MAFG RIA Services, Inc.'s management. Our responsibility is to express an opinion on the MAFG RIA Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MAFG RIA Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

100 Witmer Road, Suite 350, Horsham, PA 19044-2369 | 215-441-4600 | fax: 215-672-8224 | www.kmco.com
4905 West Tilghman Street, Suite 230, Allentown, PA 18104 | 484-224-7071

Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption); and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of MAFG RIA Services, Inc.'s financial statements. The supplemental information is the responsibility of MAFG RIA Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as MAFG RIA Services, Inc.'s auditor since 2017.

Kreischer Miller

Horsham, Pennsylvania
February 26, 2018

MAFG RIA SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$ 35,783	
Deposit with clearing organization	2,734	
Receivables from non-customers	575	
Due from affiliate	295,693	
Total assets		$ 334,785

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 1,270	
Liabilities subordinated to claims of general creditors	150,000	
Total liabilities		$ 151,270
Stockholder's equity		
Common stock - $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	1	
Additional paid-in capital	4,999	
Retained earnings	178,515	
Total stockholder's equity		183,515
Total liabilities and stockholder's equity		$ 334,785

See accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues		
Fees	$	52,033
Commissions		6,214
Interest		6,118
		64,365
Expenses		
Management administrative service fee		36,000
Licenses and fees		8,640
Professional fees		5,494
Interest		12,750
Insurance		5,087
Taxes - other		1,545
		69,516
Net loss	$	(5,151)

See accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1	$ 1	$ 4,999	$ 183,666	$ 188,666
Net loss	-	-	(5,151)	(5,151)
Balance, December 31	$ 1	$ 4,999	$ 178,515	$ 183,515

See accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2017

Liabilities subordinated to claims of general creditors - January 1, 2017	$ 150,000
Changes	-
Liabilities subordinated to claims of general creditors - December 31, 2017	$ 150,000

See accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities		
Net loss	$ (5,151)	
(Increase) decrease in assets		
Deposit with clearing organization	165	
Receivables from non-customers	18,516	
Net advances and repayments of due to affiliate	(5,368)	
Decrease in accounts payable and accrued expenses	(6,630)	
Net increase in cash		$ 1,532
Cash, January 1		34,251
Cash, December 31		$ 35,783

Supplementary disclosure of cash flow information:

Cash paid for the period for:	
Interest	$ 12,750

See accompanying notes to financial statements.

1. Organization and Nature of Business

MAFG RIA Services, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company is a New Jersey S Corporation that is a wholly-owned subsidiary of MAFG Consolidated, Inc. ("the Parent Company"). The Company is engaged in a single line of business as a securities broker-dealer, primarily in the investment banking, investment advisory and strategic planning businesses. Although not obligated to do so, the parent company intends to provide capital infusions to satisfy the net capital requirements.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported revenues and expenses. Accordingly, actual results could differ from those estimates.

Date of Management Evaluation of Subsequent Events

Management has evaluated subsequent events through February 26, 2018, the date on which the financial statements were issued.

Receivables from Non-Customers

Receivables from non-customers are recognized and carried at the contractual amount. Management closely monitors outstanding balances and account balances are charged off after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have off-balance-sheet credit exposure related to the receivables. Based on management's assessment, the Company has determined that an allowance for uncollectible accounts is not necessary at December 31, 2017.

There was no bad debt expense charged to operations for the year ended December 31, 2017.

2. Summary of Significant Accounting Policies (Cont'd.)

Revenue Recognition

Recent Accounting Pronouncements Revenue recognition In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based U.S. GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2018 using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, our revenues for periods prior to January 1, 2018 will not be revised. The core principle in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize - revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract. We do not anticipate that there will be material differences in the amount or timing of revenues. recognized following the new standard's adoption date. Although total revenues may not be materially impacted by the new guidance, we do anticipate significant changes to our disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the significant judgments used in evaluating when and how revenue is (or will be) recognized and data related to contract assets and liabilities.

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis monthly over the term of the contract.

Commissions and interest are recognized as earned.

Income Taxes

The Company, an S corporation, is not a taxpaying entity for federal and state income tax purposes, and thus, no income tax expense has been recorded in the financial statements. Income from the Company is taxed to the stockholder of the Company's parent on his tax return.

2. Summary of Significant Accounting Policies (Cont'd.)

Income Taxes (Cont'd.)

The State of New Jersey maintains a minimum or surcharge tax for S corporations. The amount is included in taxes – other in the accompanying 2017 statement of loss.

The Company files income tax returns in the United States federal jurisdiction, and various state jurisdictions. With few exceptions, the Company is no longer subject to federal, state and local income tax examinations by these jurisdictions for tax years ended before 2014.

The Company does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

3. Deposit with Clearing Organization

The Company has $2,734 on deposit with a broker-dealer clearing organization at December 31, 2017.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $34,513, which was $29,513 in excess of its required net capital of $5,000. The Company's aggregate indebtedness was $1,270; the ratio of aggregate indebtedness to net capital was les than 1:1.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(1) and, therefore, no Computation for Determination of Reserve Requirements under that rule have been provided.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(1) and, therefore, no Information for Possession or Control Requirements under that rule have been provided.

5. Liabilities Subordinated to Claims of General Creditors

The Company issued subordinated notes due to the Parent Company of $150,000 with interest at 8.5%. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The full amount is due January 31, 2022. Interest expense for the year ended December 31, 2017 was $12,750.

6. Related Party Transactions

The Company has a management agreement with the Parent Company to provide management advisory, consulting and administrative support services. The total related party expenses under the management agreement were $36,000 for the year ended December 31, 2017.

Due from affiliate represents advances made to the Parent Company. The balance was $295,693 at December 31, 2017. The advances have no fixed repayment schedule and are due on demand. Interest is charged at the Applicable Federal Rate (2.11% at December 31, 2017). Interest income for the year ended December 31, 2017 was $6,118.

7. Concentrations

The Company is engaged in various trading and brokerage activities with counterparties primarily including broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At times, cash balances with banks may exceed the insurable limits as allowed by the FDIC of $250,000.

For the year ended December 31, 2017, 81% of revenue earned was from one customer. The Company is no longer providing services to this customer.

SUPPLEMENTAL INFORMATION

MAFG RIA SERVICES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2017

NET CAPITAL		
Stockholder's equity qualified for net capital		$ 183,515
Add:		
Subordinated borrowings allowable in computation of net capital		150,000
Total capital and allowable subordinated liabilities		333,515
Deductions:		
Non-allowable assets:		
Deposit with clearing organization	$ 2,734	
Receivables from non-customers	575	
Due from affiliate	295,693	
		299,002
Net capital		$ 34,513
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 1,270
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 5,000
Excess net capital		29,513
Ratio: Aggregate indebtedness to net capital		.04 to 1

MAFG RIA SERVICES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2017

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2017)

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 34,513

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2017.

MAFG RIA SERVICES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3 (exemption)

AS OF DECEMBER 31, 2017

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(1) and, therefore, no Computation for Determination of Reserve Requirements under that rule have been provided.

MAFG RIA SERVICES, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 (exemption)

AS OF DECEMBER 31, 2017

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(1) and, therefore, no Information for Possession or Control Requirements under that rule have been provided.

Report of Independent Registered Public Accounting Firm

To the Stockholder of
MAFG RIA Services, Inc. (A Wholly-Owned
Subsidiary of MAFG Consolidated Inc.)

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MAFG RIA Services, Inc. (a wholly-owned subsidiary of MAFG Consolidated Inc.) identified the following provisions of 17 C.F.R. §15c3-3(k) under which MAFG RIA Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (exemption provisions) and (2) MAFG RIA Services, Inc. stated that MAFG RIA Services, Inc. met the identified exemption provisions throughout the year ended December 31, 2017, without exception. MAFG RIA Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MAFG RIA Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kreischer Miller

Horsham, Pennsylvania
February 26, 2018

102 Gaither Drive, Suite 5
Mount Laurel, NJ 08054
(856) 793.5000 phone (856) 793.5001 fax

MAFG/RIA SERVICES, INC.

MAFG RIA Services, Inc. – Exemption Report

MAFG RIA Services, Inc. ("the Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the SEC (17 C.F.R. 240.17a-5, Reports to be made by certain brokers and dealers). This Exemption Report was as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 15c3-3(k)(1) (the "exemption Provision") and (2) the Company met the exemption provision throughout the most recent fiscal year (01/01/2017 – 12/31/2017) without exception.

MAFG RIA Services, Inc.

By: [signature]

President

01/31/2018